Jeffrey P. Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

April 14, 2017

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Re:	Neurotrope, Inc.

Registration Statement on Form S-3 Filed March 31, 2017

File No. 333-217089

Ladies and Gentlemen:

On behalf of Neurotrope, Inc. (the “Company”), we hereby respond to the comments provided telephonically (the “Comment Letter”) on April 12, 2017, from the staff (the “Staff”) at the Securities and Exchange Commission (the “Commission”) in relation to the Company’s Registration Statement on Form S-3, as originally filed with the Commission on March 31, 2017 (the “Form S-3”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3. We are also delivering three courtesy copies of this letter to the attention of Suzanne Hayes, Assistant Director of the Office of Healthcare and Insurance.

1.	Comment: Please file the indentures as exhibits to the registration statement prior to effectiveness. For guidance, please refer to Compliance and Disclosure Interpretations, Trust Indenture Act of 1939 Questions 201.02 and 201.04.

Response: In response to the Staff’s comment, we have filed the indentures as Exhibits 4.3 and 4.4 to Amendment No. 1 to the Form S-3.

2.	Comment: Please revise your Exhibit Index to reflect that the Forms T-1 to be filed as Exhibits 25.1 and 25.2 will be filed as electronic form type “305B2” and will not be incorporated by reference from subsequent Exchange Act reports. For guidance, please refer to Trust Indenture Act of 1939 Compliance & Disclosure Interpretation 206.01.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Exhibit Index of Amendment No. 1 to the Form S-3 accordingly.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 692-6732 with any comments or questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz, Esq.

cc:	Robert Weinstein, Chief Financial Officer, Neurotrope, Inc.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington